August 2, 2005
Jeffrey B. Werbitt
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vialta, Inc.
Schedule 13E-3/A, File No. 5-61971
Filed on July 20, 2005
Revised Preliminary Proxy on Schedule 14A, File No. 0-32809
Filed on July 20, 2005
Dear Mr. Werbitt:
     Reference is made to the letter, dated July 28, 2005, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Revised Schedule 14A (the “Proxy Statement”) filed by Vialta, Inc. (the “Company”) on July 20, 2005. The Company has authorized us to respond to the comments raised in the letter and we would like to discuss our proposed responses with you before we file an amended proxy statement so that we may be sure we have correctly addressed the Staff’s concerns. For ease of reference, we have included the Staff’s numbered comments, together with the Company’s proposed responses.
Revised Schedule 14A
Special Factors, page 12
Background of the Merger, page 12
1. Refer to comment 7 in our letter dated June 22, 2005. Please provide the entire Needham report(s) on a supplemental basis so that we may evaluate your argument that other sections of the report(s) are not materially related to this transaction.
     The entire Needham reports(s) have been provided separately on a supplemental basis as requested.
2. We refer you to prior comment 11. To more clearly explain how the special committee derived the proposed per share price, please expand your discussion to disclose the initial and revised liquidation value, the recent trading price of Vialta, the “then-

Jeffrey B. Werbitt
August 2, 2005

current trading price of Vialta’s stock” and the amount that Vialta would receive in a “true liquidation.”
     We propose expanding the discussion included in the first full paragraph on page 19 by replacing the third, sixth and seventh sentences with the following:
     “In developing a proposed per share price, the special committee considered a number of factors including both the initial and the revised liquidation value of Vialta, which was estimated to be as high as $0.36 in the initial analysis and as high as $0.33 in the revised analysis... The special committee also considered the recent price of Vialta’s stock, which had been trading in the range of $0.22 to $0.26 during the month of February. They hoped to exceed the cash portion of the prior offers, the then-current trading price of Vialta’s stock (which was $0.24 the day before the meeting) and the amount stockholders would receive in a true liquidation. The special committee considered the revised liquidation analysis to more closely reflect what might be received by stockholders in a true liquidation, which resulted in a value as high as $0.33 per share in the event of an extended liquidation.”
Opinion of the Financial Advisor to the Special Committee, page 29
3. We refer you to prior comment 14. Although we understand that the relevant attributes of the comparable companies include financial parameters such as market capitalization, revenue and profitability, the other cited attributes require additional explanation. For example, revise to explain the terms “business mix,” “company size” and “customer base.” For example, in what respect did the companies have a similar “business mix?” What criteria did the company use to determine “company size” and “customer base?” Was customer base based on quantitative or qualitative characteristics? Please revise.
     The language will be revised to explain the terms “business mix” and “customer focus” (which we believe is a better descriptor than “customer base”). The term “company size” has been deleted as this attribute did not result in any material change in the list of comparable companies analyzed. As described in our proposed new language, the term “customer focus” refers to a qualitative characteristic — whether targeted customers are principally retail consumers as opposed to corporate or other large customers. We propose replacing the second sentence under the heading "-Comparable Companies Analysis” with the following:
“Salem Partners considered the relevant attributes to be whether the company was in the same industry group as Vialta (the technology or consumer electronics industry), had a similar business mix (primarily or entirely focused on consumer electronics products rather than other products or services), and had the same customer focus (catering primarily to retail customers rather than corporations or other large enterprises). Salem Partners also considered financial parameters such as market capitalization, revenue and profitability.”

Jeffrey B. Werbitt
August 2, 2005

Closing
     We hope that this letter is responsive to your comments and look forward to working with the Staff to resolve any open issues. If you have any questions or require further information, please feel free to call me.

Sincerely, /s/ Quimby M. Pierce, Esq. Quimby M. Pierce, Esq. KAYE SCHOLER LLP